MDS INC.

Annual and Special Meeting of Shareholders of MDS Inc. (“MDS”)

March 11, 2010

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

TOTAL SHARES VOTED:  83.5%
OF ISSUED & OUTSTANDING: 120,137,185

Matters Voted Upon:

Voted by Proxy
General Business	Outcome of Vote	% in Favour

1. The election of directors of MDS for the following year	Carried by a show of hands

2. The appointment of Ernst & Young LLP as independent auditors of MDS for the following year and authorize directors to fix their remuneration	Carried by a show of hands

Special Business

1. Special resolution approving the change of name of the Company to Nordion Inc.	Carried by a show of hands	99.8